Commission File Number 001-31914

EXHIBIT 99.2

中 國 人 壽 保 險 股 份 有 限 公 司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

Announcement on the Resolutions of the Twelfth Meeting of the Sixth Session of the Board of Supervisors of China Life Insurance Company Limited

The twelfth meeting (the “Meeting”) of the sixth session of the Board of Supervisors (the “Board of Supervisors”) of China Life Insurance Company Limited (the “Company”) was held on August 26, 2020 in Beijing. The supervisors were notified of the Meeting by way of a written notice dated August 10, 2020. All of the Company’s four supervisors attended the Meeting in person, including Jia Yuzeng, chairman of the Board of Supervisors, and Han Bing, Cao Qingyang and Wang Xiaoqing, supervisors of the Company. The time, venue and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, Articles of Association (the “AOA”) and Rules of Procedure for the Board of Supervisors of the Company.

The Meeting was presided over by Mr. Jia Yuzeng. The supervisors who attended the Meeting unanimously passed the following resolutions after sufficient review and discussion:

1.	The Proposal regarding the Interim Financial Reports of the Company for the First Half of 2020

Voting result: 4 for, 0 against, with no abstention

2.	The Proposal regarding the A Share Interim Report of the Company for the First Half of 2020 and the H Shares Interim Report of the Company for the First Half of 2020

The Board of Supervisors believes that:

a.

The preparation and review procedures of these Interim Reports for the First Half of 2020 are in conformity with provisions under relevant laws, regulations, AOA and internal management regulations of the Company.

b.

The content and form of these Interim Reports for the First Half of 2020 meet the requirements of laws, regulations and listing rules of the jurisdictions where the Company is listed; the information contained in each report truthfully, accurately and completely reflects the operation results and financial performance of the Company in the first half of 2020.

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Commission File Number 001-31914

c.	No breach of confidentiality by the staff who worked on the preparation and review of these Interim Reports for the First Half of 2020 was detected before this opinion was issued.

Voting result: 4 for, 0 against, with no abstention

3.	The Proposal regarding the Company’s Internal Audit Work Report for the First Half of 2020

Voting result: 4 for, 0 against, with no abstention

Board of Supervisors of China Life Insurance Company Limited

August 26, 2020

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